EXHIBIT 99.1

Commission File Number 001-31914

VOLUNTARY ANNOUNCEMENT

CONVENING OF 2022 THIRD QUARTER RESULTS BRIEFING

China Life Insurance Company Limited (the “Company”) will publish its 2022 third quarter results on the HKExnews website of the Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk) on 27 October 2022. In order to enable investors to have a deeper and more comprehensive understanding of the 2022 third quarter results and the business operation of the Company, the Company proposes to convene the 2022 third quarter results briefing (the “Results Briefing”) through webcast and text interaction from 19:00 to 20:15 on 27 October 2022. Mr. Bai Tao, the Chairman of the Board, and Mr. Zhao Peng, the President of the Company, are not able to attend the Results Briefing due to other business commitments, and have authorized other senior management members to attend the meeting and communicate with investors.

Investors may visit the website of https://roadshowchina.cn to listen to the Results Briefing and raise questions using Q&A function at the scheduled time.

Investors may visit the “Investor Relations” section on the Company’s website (www.e-chinalife.com) from 28 October 2022 to listen to the playback of the Results Briefing.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 27 October 2022

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Li Mingguang, Huang Xiumei
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie